Exhibit 8.1

Subsidiaries of the Registrant

Subsidiaries	Jurisdiction of Organization
Elong Power Holding Co., Limited	BVI
Elong Power (Hong Kong) Holding Limited	Hong Kong
Elong Power (Beijing) Co., Ltd.	Beijing, PRC
TMT Acquisition Corp	Cayman Islands
TMT Merger Sub, Inc.	Cayman Islands